

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03040622

December 12, 2003

Elizabeth W. Powers
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/12/2003

Re: IDACORP, Inc.
Incoming letter dated October 7, 2003

Dear Ms. Powers:

This is in response to your letter dated October 7, 2003 concerning the shareholder proposal submitted to IDACORP by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

PROCESSED
DEC 18 2003
THOMSON
FINANCIAL

LeBoeuf, Lamb, Greene & MacRae
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500
E-MAIL ADDRESS: EPOWERS@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8662

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

1934 Act
Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

October 7, 2003

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IDACORP, Inc. -- Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. John Jennings Crapo (the "Proponent") in connection with the annual meeting of the Company's shareholders to be held in May 2004. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2004 proxy materials (the "2004 Proxy Materials"), pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are enclosed as Exhibit A.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal and the Supporting Statement. We are forwarding a copy of this letter to the Proponent as required.

I. The Proposal and the Supporting Statement

The Proposal and Supporting Statement, dated April 20, 2003, are as follows:

MY SHAREHOLDER PROPOSAL

Shareholders recommend that the Board of Directors ("Our Board") of IDACORP publish in the Proxy Statement of each shareholder annual meeting in the Appendix containing an item the charitable donations program of our corporation for the immediate past calendar year with the following data:

i. An explanation of at least five hundred words explaining the standards of Our Board and procedures of it governing. The Corporation's donations to United States of American Internal Revenue Service ("Svce") approved private foundations to include standards for denial of such help.

ii. An enumeration of such said qualifying charities and approved foundations which Our Board plans as our corporate governance to help in the ensuing calendar year included with each charity and foundation an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i.

SUPPORTING STATEMENT

Dear Mr. Chairman:

At church SVCE April Sixteenth (16th) calendar year 2003, Wednesday, Holy Week of Trinity Church Episcopal Parish at Broadway, Wall Strt., Rector Strt., Trinity Place, and Thames Strt. Manhattan, New York City I thought my shareholder proposal is one concerning how kindness is bestowed by Our Board.

Myself very fatigued. I live in the Pine Strt. Inn Homeless Men's Shelter at Boston. I sleep on the floor on a thin mattress. If I'm unfortunate, I get to sleep on the stone floor without the mattress. I'm without any friends! I'm alcohol, tobacco and narcotics free except when my physicians prescribe those drugs for me. I'm in a detox unit with recovering substance abusers.

I'm reading a small book which I can't find. When I can't find things I'm so frustrated. I wonder out loud how a senator in the U.S. House of Senators if I were one of his researchers, I could not find documentation for what he might want to say to the U.S. Congress. The Book of Mr. Norman F. Cantor is called In The Wake of the Plague, The Black Death and the World It Made. Another book I'm reading is the Rape of

Nanking by Ms. Iris Chang. Mr. Cantor talks of the enormous loss of people in the 1300's – approximately 1/3d of western Europe's population. Ms. Chang talks of the upwards of 300,000 people whom it is estimated in 1937 in the capital of China.

With Great Britain, it took to mid 1700's for the English and Welch to recover to their estimated population of nearly six (06) million people - - -

I think ponder the impact of our Directors policies on dispensation of kindness and think perhaps by defining it, we made be certain that what our Directors do will be desirable not just now but always.

The Pine Strt. Inn is at Chinatown and the minister who baptized the proponent was at Nanking in 1937. Easter Sunday. I didn't get to church today. When I was being treated a long time ago a foci of my then psychiatrist was my religion. Another foci was my family, briefly, too the effect of events that then on the present.

* * *

II. Summary

We believe that the Proposal and the Supporting Statement may be properly omitted from the 2004 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are vague, indefinite and misleading in violation of the proxy rules; and

2. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

III. Grounds for Omission of the Proposal and the Supporting Statement

1. The Proposal is in violation of the proxy rules

Pursuant to Rule 14a-8(i)(3), a shareholder proposal may be omitted if such proposal violates any of the Commission's proxy rules. We believe that the Proposal violates Rule 14a-5 and Rule 14a-9.

Rule 14a-5(a) requires that information in a proxy statement be "clearly presented." The Proposal is vague and indefinite, as discussed more fully below, and is not clearly presented, and the Supporting Statement bears little relation to the Proposal. The Staff has permitted the exclusion of such materials from proxy statements in the past. See Bank of New England Corporation, available February 5, 1990 (the Staff "particularly notes that the supporting statement accompanying the proposal consists of matters wholly unrelated to its subject in contravention of the clear presentation requirement of Rule 14a-5(a)."). See, also,

Chock Full O'Nuts Corporation, available October 14, 1998 (supporting statement dealing with the Proponent's personal life excluded); Bradley Real Estate, Inc., available March 17, 1998 (similar to Chock Full O'Nuts Corporation); Bangor Hydro-Electric Company, available March 13, 2000 (similar to Chock Full O'Nuts Corporation).

We also believe that the Proposal and Supporting Statement violate Rule 14a-9, in that they contain misleading statements. The Staff has previously found shareholder proposals to be misleading within the meaning of Rule 14a-8(i)(3), and in numerous no-action letters has permitted the exclusion of such proposals, when they were "vague and indefinite" and "subject to differing interpretations both by shareholders voting on the proposal and the Company's Board in implementing the proposal . . . with the result that any action ultimately taken by the Company could be significantly different from the action envisioned by shareholders voting on the proposals." (Exxon Corporation, available January 29, 1992). The Staff has permitted exclusion when proposals were "inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (Philadelphia Electric Company, available July 30, 1992) or when "the meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" (Fuqua Industries, Inc., available March 12, 1991). See, also, PepsiCo, Inc., available February 18, 2003 (finding proposal relating to salary cap sufficiently vague and indefinite, and therefore excludable), and Procter & Gamble Company, available October 25, 2002 (finding proposal relating to establishing a protection fund sufficiently vague and indefinite, and therefore excludable). The Commission's rationale has also been supported by the courts. See, e.g., New York City Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (SDNY 1992) (proposal "lacks the clarity required of a proper shareholder proposal"; "Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote").

The Proposal is vague and indefinite, and it is impossible to ascertain the scope of the required disclosure. The Proponent begins with the recommendation that the Company's board of directors (the "Board") disclose each year in the proxy materials the "charitable donations program" of the Company for the immediate past calendar year. He then states that the information required to be contained is a long (at least 500 words) "explanation" of the "standards of Our Board and procedures of it governing" the Company's donations to "Internal Revenue Service . . . approved private foundations to include standards for denial of such help."

IRS-approved private foundations are a very small component of charitable organizations and are not the type of charitable organizations likely to receive contributions from business organizations. Proponent seems to limit the requested disclosure to these private foundations. However, while we believe a fair reading of the Proposal would require the disclosure only for IRS-approved private foundations, it is by no means certain that this is Proponent's intent, since he begins the Proposal with a reference to the "charitable donations program" of the Company.

In addition, the disclosure would have to include standards for denial of such help, i.e., standards adopted by the Board to deny making charitable donations to IRS-approved private foundations (or perhaps other charities). While companies often set standards that donees must meet in order to receive contributions, it is unclear at best as to how the Company would establish standards that private foundations (or perhaps other charities) must meet in order not to receive contributions.

Clause ii of the Proposal is similarly vague and indefinite. The first half of clause ii requires that the Board disclose in each proxy statement a list of "said qualifying charities and approved foundations" that the Board "plans as our corporate governance . . . to help in the ensuing calendar year." The Board and the Company would not know at the time the annual proxy materials are being prepared for the annual meeting all organizations to which the Company might make donations in that year. It would therefore be impossible for the Company to comply with this requirement.

Proponent also refers to the foundations that the Board "plans as our corporate governance" to help in the following year. First of all, the Board does not generally make determinations on charitable contributions; such matters are handled by management. In addition, it is unclear as to the meaning of the reference to "plans as our corporate governance." We do not understand what the connection is between corporate governance and charitable donations and how the Company would make such disclosure.

The Staff, pursuant to Rule 14a-8(i)(3), has on numerous occasions permitted the omission of material submitted by the Proponent not only from the Company's proxy statements (every year since 2000) but also from those of a number of other companies because these proposals suffered the very same deficiencies found in the Proposal and Supporting Statement - they were vague, indefinite, misleading and not clearly presented. See IDACORP, Inc., available July 19, 2002; American International Group, Inc., available March 21, 2002; IDACORP, Inc., available September 10, 2001; IDACORP, Inc., available January 9, 2001; IDACORP, Inc., available January 24, 2000. Notably, the Staff permitted Northeast Utilities to exclude a virtually identical proposal submitted by the Proponent on the grounds that the proposal was vague and indefinite. See Northeast Utilities Service Company, available April 9, 2001.

While the Staff did not permit the exclusion of similar proposals last spring (Sara Lee Corporation, American International Group, Inc., NSTAR, Dow Jones and MONY Group, all cited below), we believe that the vague and indefinite language of the Proposal, the confusion between charities and IRS-approved private foundations, the need for prediction of charities the Company would help in the next year, and the disclosure that would be required of the organizations that the Board plans as its corporate governance to help make it impossible for the Board and the Company to ascertain the scope of disclosure required by the Proposal and for shareholders to know what they are voting on. In addition, part of the proposal -- the list of the organizations that the Company plans to donate to in the ensuing year -- would be impossible for the Company to comply with. Accordingly, we respectfully request that the Staff permit the omission of both the Proposal and the Supporting Statement in their entirety from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

In the event that the Staff decides not to permit the exclusion of the Proposal pursuant to Rule 14a-8(i)(3), the Company requests that the Staff permit the exclusion of the Supporting Statement. The Staff has permitted the exclusion of other supporting statements submitted by the Proponent where they were vague and indefinite. See Sara Lee Corporation, available April 1, 2003, American International Group, Inc., available March 5, 2003, NSTAR, available February 18, 2003, Dow Jones & Company, Inc., available January 10, 2003, and MONY Group Inc., available December 17, 2002.

Rather than clarifying the ambiguities in the Proposal, the Proponent's Supporting Statement only serves to exacerbate the problem. The Supporting Statement bears little relation to the Proposal and consists of comments regarding the Proponent's personal life and observations, including, among other things, church services, his personal problems, the Black Death, the Rape of Nanking, Easter Sunday, and his psychiatrist. Whether read alone or together with the Proposal, the Supporting Statement is so vague and indefinite that it is misleading and thus in violation of Rule 14a-9.

2. The Proposal relates to the Company's ordinary business operations

Pursuant to Rule 14a-8(i)(7), a company may omit a proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." When a proposal is to request additional disclosures in Commission-prescribed documents, the Staff "will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business"; when it does, the proposal may be omitted under Rule 14a-8(i)(7). See Johnson Controls, Inc., available October 26, 1999.

The Proposal requests that the Company make additional disclosures in its proxy materials, which are Commission-prescribed documents. We believe that the subject matter of the Proposal involves a matter of ordinary business because (i) corporate charitable contributions are considered matters of ordinary business under state law and (ii) it relates to a specific type of charitable organization. Furthermore, the Proposal does not meet the exception to the ordinary business doctrine relating to significant social policy issues.

First, the Proposal involves matters of ordinary business under state corporate law. The Commission has stated that the general underlying policy of the "ordinary business" exclusion is consistent with the policy of most state corporate laws. See Release No. 34-40018 (May 21, 1998). Corporate charitable contributions are a matter of ordinary business for Idaho corporations. Under the Idaho Business Corporations Law, making charitable contributions is among the enumerated general powers of a corporation. Corporations are specifically authorized to "make donations for the public welfare or for charitable, scientific, or educational purposes," unless the articles of incorporation provide otherwise. See Idaho Statutes § 30-1-302(13). Under Idaho law, decisions concerning charitable contributions need not be approved by shareholders or the board of directors and, as a result, are permitted to be treated by the company as a matter relating to the conduct of its ordinary business operations.

In accordance with Idaho law, the Company treats charitable contributions as part of its ordinary business operations. As a general matter, the Company's charitable contributions are determined by management, not the shareholders or the Board, and, in many cases, by the managers of the Company's various individual operating facilities. These practices are consistent with those at most major public companies. The Company believes that it is most efficient to allow management to continue to make decisions relating to charitable contributions in the ordinary course of business. See Aetna Inc., available February 23, 2002 (finding proposal relating to the company's philanthropic contributions to organizations that promote "'larger government or more government regulation'" excludable; the company stated that "the day-to-day management of its corporate charitable endeavors is most efficiently left" to the corporate division in charge of the allocation of charitable distribution); Comerica Incorporated, available April 17, 2000 (similar to Aetna Inc.).

Second, the Proposal involves matters of ordinary business because it relates to a specific type of charitable organization, IRS-approved private foundations. The Staff has permitted, on the ordinary business ground, the exclusion of at least three types of shareholder proposals relating to charitable contributions: (1) proposals relating to charitable contributions to specific types of charitable organizations. See, e.g., FedEx Corporation, available March 20, 2003 (finding proposal directing the company to support specific types of organizations excludable); Kmart Corporation, available March 4, 1998 (finding proposal recommending the company not to make charitable contributions to specific types of organizations excludable); (2) proposals setting quantitative limitations for charitable contributions. See, e.g., Delta Air Lines, Inc., available July 29, 1999 (finding proposal requiring shareholder approval of any contribution over $25,000 per year to any single entity excludable); and (3) proposals relating to the representation of the source of the charitable contributions. See, e.g., Minnesota Power & Light Company, available January 8, 1997 (finding proposal requesting company donations reflecting the source of the donations as the "Shareholders of Minnesota Power" or "Minnesota Power and Its Shareholders" excludable because the proposal "appears to deal with matters relating to the conduct of the Company's ordinary business operations").

Similar to FedEx Corporation and Kmart Corporation, the Proposal relates to one specific type of charitable organization, "United States of America Internal Revenue Service ("Svce") approved private foundations." This type of charitable organization is supported privately, usually with funds from a single source, such as an individual, family, or corporation. Like many other major public corporations, the Company's contributions to such foundations constitute only a small fraction (or none) of the Company's overall charitable contributions, which are directed to a variety of entities engaging in charitable activities.

There is an exception to the ordinary business doctrine for proposals that focus on sufficiently significant social policy issues. The Commission has reasoned that these types of proposals should not be excludable because they "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." See Release No. 34-40018 (May 21, 1998). The Staff does not simply except proposals from the ordinary business doctrine because they relate to social policy issues. See e.g., Mead Corporation, available January 31, 2001 (proposal requesting information related to environmental risks excluded); AT&T Corp., available February 21, 2001 (proposal requesting preparation of a report relating to the company's involvement in the pornography industry excluded); Wal-Mart Stores, Inc., available March 15, 1999 (proposal requesting preparation of a report relating to labor conditions of company's suppliers excluded); Kmart Corporation, available March 12, 1999 (similar to Wal-Mart Stores, Inc.); Warnaco Group, Inc., available March 12, 1999 (similar to Wal-Mart Stores, Inc.). Instead, the Staff considers these proposals "on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed."

The Proposal should not be exempted from the ordinary business doctrine because of the significant social policy exception. We do not believe that donations to IRS-approved private foundations are "so significant that it would be appropriate for a shareholder vote." Even if donations to IRS-approved private foundations were considered significant, the Proposal does not request that the Company take any action that might address or remedy this concern. Instead, the Proposal merely requests that the Company make extensive disclosures to the shareholders concerning this type of charitable contribution. Even though the Proposal may relate to a social concern, it is nonetheless excludable because it neither relates to a significant social policy nor attempts to address a social concern.

Since Johnson Controls, Inc., two companies have tried unsuccessfully to exclude similar proposals by the Proponent based on Rule 14a-8(i)(7). See NSTAR, available February 18, 2003 and Dow Jones & Company, Inc., available January 10, 2003. However, neither NSTAR nor Dow Jones & Company, Inc. addressed the standard that the Staff enunciated in Johnson Controls, Inc. Prior to Johnson Controls, Inc., the Staff almost automatically allowed the exclusion of proposals requesting additional disclosures in Commission-prescribed documents. In Johnson Controls, Inc., the Staff stated that it will now "consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." See Johnson Controls, Inc., available October 26, 1999. Since NSTAR and Dow Jones & Company, Inc. did not address the applicable ordinary business operations doctrine, the Staff should not consider these two letters as precedent in considering whether to exclude the Proposal pursuant to Rule 14a-8(i)(7).

In sum, we believe that the Proposal can be properly omitted under the doctrine enunciated in Johnson Controls, Inc., because the subject matter of the Proposal involves matters of ordinary business, and because the Proposal relates to a specific type of charitable organization. We request that the Staff concur that the Proposal may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

IV. Conclusion

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2004 Proxy Materials and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission in March 2004.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Encl.
cc: Mr. John Jennings Crapo

EXHIBIT A

John Jennings CRAPO, Pro Se, AA.ABE
UNEMPLOYED LCNSD CERT SCL WRKR,
HOMELESS MA STAT CIV SVCE EMPLOYEE
NON LWYR, NON MSW S.S. etc etc
PO BOX 400151 CAMBRIDGE
MA 02140-0002
Page one(a) of four(04) pages April 20th 2003
via Certified Mail
#7002 1000 0005 6651 Easter Sunday
1495 Return rcpt requested

Regarding: My Shareholder proposal and my accompanying supporting statement

IDACORP.INC CORPORATE SECRETARY
MR ROBERT W. STAHMAN. ESQ-
UIRE. OR HIS SUCCESSOR AS
CORP Acting SECRETARY
1221 WEST IDAHO STRT
BOISE IDAHO 83707-0070

Dear Mr SECRETARY

I've Many shares above the USA Securities and Exchange Commission threshold minimum for introduction of shareholder proposal. I've had this for well over a Year and I plan to retain ownership my shares until the adjournment of the Calendar Year 2004 (two thousand-four) ANNUAL Meetings of IDACORP Shareholders held for the purpose of Shareholders and proxies to meet as a Shareholder meeting.

I've introduced many stockholder proposals and I've presented many stockholder proposals at National Corporation and Companies annual meetings of stockholders.

IF you have questions or comments please address them to me via U.S. Postal Service at my Post OFFICE Box address enumerated above and on the proxy Ballot which I've completed and return here-IN to you.

More

Stockholder Crafo to Mr Stahman
P-two(02) of four(04) pages
april 20th 2003

I plan to present my shareholder proposal which follows and supporting statement at said shareholder meeting

My shareholder proposal

Shareholders recommend that the Board of Directors ("our Board") of NACORP publish in the proxy statement of each shareholder annual meeting in the appendix containing an item the charitable donations program of our corporation for the immediate past calendar year with the following data:

i An explanation of at least five hundred words explaining the standards of our Board and procedures of it governing the corporation's donations to United States of America Internal Revenue Service ("SVCE") approved private foundations to include standards for denial of such help.

ii An enumeration of such said qualifying charities and approved foundations which our ~~corporation's~~ Board plans as our corporate governance to help in the ensuing calendar year - included with each charity and foundation an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated ~~in~~ ~~in~~ in i.

SUPPORTING STATEMENT

DEAR MR CHAIRMAN:

~~At church service April sixteenth (16th) year 2003. Holy Week. A Wednesday. Trinity Church, Episcopal, at Broadway, Wall Strt. and Rector Strt. I thought this proposal is one concerning how kindness is distributed by this~~ at New York City

MORE MORE

IDA Stahl(Dr Chapo to Mr Stahman
P. Three(03) of Four(04) pages
april 20 2003 Supporting Statement Continued

AT CHURCH SVCE APRIL Sixteenth (16th) Calendar Year 2003. Wednesday, HOLY WEEK OF TRINITY CHURCH EPISCOPAL PARISH AT BROADWAY, WALL STRT, RECTOR STRT, TRINITY PLACE, AND THAMES STRT. MANHATTAN NEW YORK CITY I thought my shareholder proposal is one concerning how kindness is bestowed by our Board

Myself very fatigued. I live in the Pine Strt Inn Homeless Men's Shelter at Boston - I sleep on the floor on a thin mattress. If I'm unfortunate I get to sleep on the stone floor without the mattress. I'm without any friends! I'm alcohol, tobacco, and narcotics free except when my physician prescribe those drugs for me. I'm in a Detox Unit with recovering substance abusers

I'm reading a small book which I can't find. When I can't find things I'm so frustrated. I wonder out loud how a Senator in the US House of Senators if I were one of his researchers I could not find documentation for what he might want to say to the U.S. Congress. The book of Mr Norman F. Cantor is called In the Wake of the Plague the Black Death and the World it made. Another book I'm reading is The Rape of Nanking by Ms Iris Chang Mr Cantor talks of the enormous loss of people in the 1300's - approximately 1/3d of Western Europe's population Ms Chang talks of the upwards

more

IDA StkHLDR CRAPO to MR STAHMAN
P. Four(04) of Four(04) pages
April 20 2003 cont. Supporting Statement

of 300,000 people whom it is estimated in 1937 in the Capital of China
With Great Britain, it took to
MID 1700's for the English and Welch to Recover to their estimated population of nearly six(06) million people - - -
I think PONDER the impact of OUR Directors Policies on DISPENSATION of KINDNESS AND think perhaps BY DEFINING IT, We made be certain That What OUR DIRECTORS DO Will BE DESIREABLE Not JUST NOW But ALWAYS
The Pine Stret INN IS At Chinatown AND the Minister Who Baptized the PROPONENT WAS At NANKING IN 1937
EASTER SUNDAY, I DIDN'T GET to Church TODAY. WHEN I WAS BEING TREATED A LONG TIME AGO A FOCI OF MY then Psychiatrist WAS MY RELIGION. Another Foci WAS MY FAMILY. Briefly, too the effect of events that then on the present. . .
and on MY SUPPORTING statement

Sincerely

John Jennings Crapo
IDA Homeless StkHLDR

End two(02)pp printed one side - copy my completed proxy IDACORP StkHLDR Mtng also original of Proxy Ballot

JJC/jjc 2:13 PM



Annual Meeting of Shareholders
Thursday, May 15, 2003
10:00 a.m. Local Time
Idaho Power Corporate Headquarters
1221 West Idaho Street
Boise, Idaho 83707

Instructions for Voting Your Proxy

We are now offering shareholders three alternative ways of voting this proxy:

• **By Telephone** (using a touch-tone telephone) • **Through the Internet** (using a browser) • **By Mail** (traditional method)

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING Available until 5:00 p.m. Eastern time on May 14, 2003

- This method of voting is available for residents of the U.S. and Canada
- On a touch-tone telephone, call ***TOLL FREE 1-800-858-0073***, 24 hours a day, 7 days a week
- You will be asked to enter ONLY the CONTROL NUMBER shown below
- Have your proxy card ready, then follow the prerecorded instructions
- Your vote will be confirmed and cast as you directed

INTERNET VOTING Available until 5:00 p.m. Eastern time on May 14, 2003

- Visit the Internet voting Website at http://proxy.georgeson.com
- Enter the COMPANY NUMBER AND CONTROL NUMBER shown below and follow the instructions on your screen
- You will incur only your usual Internet charges

VOTING BY MAIL

- Simply mark, sign and date your proxy card and return it in the postage-paid envelope
- If you are voting by telephone or the Internet, please do not mail your proxy card

The Company has been advised by counsel that the procedures for Internet and Telephonic voting are consistent with the requirements of applicable laws.

COMPANY NUMBER	CONTROL NUMBER
28304	**136750000352**

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE.

[X] Please mark votes as in this example. **03000057631** **393.596000**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2

1. ELECTION OF DIRECTORS: Nominees:
01 Christopher L. Culp 02 Gary G. Michael
03 Peter S. O'Neill 04 Jan B. Packwood

FOR all nominees listed (except as indicated to the contrary) [X] WITHHOLD authority to vote for all nominees [ ]

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), write the name(s) of such nominee(s) in the space provided below.

2. To ratify the selection of Deloitte & Touche LLP as independent auditor for the fiscal year ending December 31, 2003 FOR [ ] AGAINST [ ] ABSTAIN [X]

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

1109
180

COPY COPY

JJCrapo

DATE April 20 2003

~~[illegible]~~ John Jennings Crapo, Mr. A[illegible]
Signature(s) in Box

Not applicable ("NA")
Signature of Joint Owner



April 7, 2003

Dear Shareholders of IDACORP:

It is our pleasure to invite you to attend the upcoming 2003 joint annual meeting of Shareholders of IDACORP, Inc. and Idaho Power Company to be held on May 15, 2003, at 10:00 A.M., local time, at the Idaho Power Corporate Headquarters, 1221 West Idaho Street, Boise, Idaho. Your Board of Directors and management look forward to personally greeting those shareholders able to attend.

Information about the business of the meeting and the nominees for election as members of the Board of Directors is set forth in the Notice of Meeting and the Joint Proxy Statement on the following pages. This year IDACORP, Inc. is asking you to elect four Directors and to ratify the selection of an independent auditor for the fiscal year ending December 31, 2003.

YOUR VOTE IS IMPORTANT. YOU CAN BE SURE YOUR SHARES ARE REPRESENTED AT THE MEETING BY PROMPTLY RETURNING YOUR COMPLETED PROXY IN THE ENCLOSED ENVELOPE. You may revoke your proxy prior to or at the meeting and may vote in person if you wish.

COPY

Jon H. Miller
Chairman of the Board

Jan B. Packwood
IDACORP President and Chief Executive Officer
Idaho Power Chief Executive Officer

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

IDACORP, Inc.
PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS ON MAY 15, 2003
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y

ESQ. as proxy

Properly executed proxies will be voted as marked and, if not marked, proxies received will be voted "For" proposal (1), to elect four Directors and "For" proposal (2), to ratify the selection of an independent auditor for the fiscal year ending December 31, 2003.

Member U.S. House of Senate Mr. Michael D. Crapo, AG, J.D.

The undersigned hereby appoints ~~Jan B. Packwood and Robert W. Stahman, and each of them, proxies,~~ with full power of substitution to vote for the undersigned at the Joint Annual Meeting of Shareholders of IDACORP, Inc. and Idaho Power Company and at any adjournment thereof, on the matters set forth in the Proxy Statement and such other matters as may properly come before the meeting; and hereby directs that this proxy be voted in accordance with the instructions herein and in the proxies' discretion on any other matters that may properly come before the meeting.

Please date, sign and promptly mail in the self-addressed return envelope, which requires no postage if mailed in the United States. Please so indicate following your signature if you are signing in a representative capacity. If shares are held jointly, both owners should sign.

COPY

SEE REVERSE SIDE

John Jennings Crapo
Pro Se, AA, ABE, Homeless
RTRD CIV SVCE Employee
etc etc etc
PO Box 400151 CAMBRIDGE MA
02140-0002

Via Certified Mail 05 August 2003
#7002 2410 0006
3800 2937
Return Receipt
Requested

My Shareholder
Proposal
exhibits
two (02) pages
printed one (01)
side reverse
side
Blanco

IDACORP OFC OF
CORPORATION Secretary
Mr Robert W. STAHMAN
or SUCCESSOR, the Secretary
PRO TEMP
1221 West IDAHO Street
Boise ID

Dear MR Secretary
MR STAHMAN.

I Write IN Midst of seriously inconvenient, troubling and threatening circumstances

Enclosed I call to your attention the two (02) exhibits
one (01) from Advest INC
two (02) From QTC Management INC

#01 was delivered to me } today.
#02 was delivered to me }

Please add these letter and exhibits to my file as your Shareholder proposal

PAID

Sincerely John Jennings Crapo
Homeless STCKHLDR

Encl: two (02) exhibits JJC/jjc

ADVEST INC.
90 STATE HOUSE SQUARE
HARTFORD, CT 06103
IDACORP, INC

19707
1668

aug 05 2003

PRESORTED
STANDARD
U.S. POSTAGE PAID
FARMINGDALE, NY
PERMIT NO.225

JOB# N17885

PAID

PAID

*******AUTO** ALL FOR AADC 021 69
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

7

Xtra copy
For obvious reason


PAID



QTC MEDICAL SERVICES, INC.
P.O.Box 5679, Diamond Bar, CA 91765

PHILADELPHIA, PA
31 JUL 2003 PM
U.S. POSTAGE

DEPARTMENT OF VETERAN AFFAIRS
COMPENSATION AND PENSION EVALUATION NOTICE

PAID PAID PAID

Crapo, John J
Po Box 400151
Cambridge, MA 021400002

Dear Mr. Crapo :

The Department of Veterans Affairs (VA) has contracted with QTC to cor
examinations for veterans and active duty service members. This lette

02140+0002


this for obvious reason From
John Jennings CRAFO
PAID

JOHN JENNINGS CRAPO Pro SE
IDA HOMELESS STCKHLDR NON
LLB, NON M.S. IN S.S.
PO BOX 400151 CAM-
BRIDGE MA 02140-0002

CERTIFIED MAIL™



7003 1010 0003 3507 9641

UNITED STATES POSTAL SERVICE

9264

83702

U.S. POSTAGE
PAID
CAMBRIDGE, MA
02138
AUG 21, 03
AMOUNT

$5.11
00077962-40

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED

RETURN RECEIPT REQUESTED

IDACORP OFC OF CORP SECY ATTN PLEASE
MR ROBERT W. STAHMAN, ESQ
SECY OR CORP SECY PRO TEMP
1221 W. IDAHO STRT
BOISE IDAHO 83702-5627

RETURN RECEIPT REQUESTED

John Jennings CRAPO, pro se ("John J. CRAPO")
PO Box 400151 CAMBRIDGE MA
02140-0002
Page one (01) of three (03) pp
21st ~~20~~ Aug 2003
VIA Certified Mail
7003 1010 0003
3507 9641
RETURN RCPT REQUEST-
ED IDACORP

Re: My shareholder proposal for the forth coming annual meeting of shareholders and proxies meeting as an assembled meeting of IDACORP INC stockholders.

attn please Corp Secy
Mr. Robert W Stahman, Esq
or his successor as Corp
Secy Pro Temp
1221 W IDAho St
BIse IDA

Dear Mr Stahman

today is very warm and humid and forecasts are for exceeding uncomfortable weather, I'm 66 years of age and I'm in a protected category - at risk in this weather.

When I stop using self service copies, I turn it off completely and I plan the same today as I've done with other work of my stockholder proposal

I've itemized my exhibits overall and my table thirteen (13) pp overall and my table of contents - which I call to your attention

please put all this in my file of my shareholder proposal

more

John J. CRAPO to IDA
21 Aug 2003
P. two(02) of Three(03) pages
and consider it all, as well as letters, and copies fronts & rear pieces of these sendings to YOU.

comes this information and exhibits

I call to the attention of these enumerated below my signature - which I send to the gentlemen and ladies in question via Certified mail return receipt requested

in event you have questions of me please direct them to me via US Postal Svce to me at my PO Box address.

if you wish to talk with me in person please write me concerning that - H + 4W's at my PO Box - via Certified mail Return Rcpt requested (CMRRR)

Enclosures

Sincerely

John Jennings Crapo, pro se

CC with encl via CMRRR

2002 2410 0006 3801 2141
Hon Commonwealth of Massachusetts
STAT BD OF Retirement - Stat Tres
Hon Mr. Timothy P. Cahill
7003 1010 0003 3508 0241
Hon Commonwealth of Massachusetts
Trial Courts Department
Dist. Court Cambridge Div. Hon Clerk-Magistrate Hon Mr. Robert L. Moscow
or Hon Clerk-Magistrate PRO TEMP

more

John J. Crapo, pro se to IDA
21 Aug 2003
P. three (03) OF three (03) pp printed one (01) side reverse side Blanck
7002 2410 0006 3800 2241

Hon U.S. Securities & Exchange Commission
Division of Corporation Finance
DIV Associate Dpty Director
Mr. Martin P. Dunn or Dpty Director Pro Tempore
450 5th St NW
District of Columbia 54920-1020

John Jennings CRAPO, pro se
IDA stockholder proponent
PO Box 400151
Cambridge MA 02140-0002

20 August 2003

Via Certified mail
7002 2410 0006
3800 2241
return receipt requested ("CMRRR")

Hon U.S.A. Securities and
Exchange Commission
Div. of Corporation Finance
Division Dpty Director
or successor to MR
Martin P. DUNN as
Dpty Director Pro Temp
District of Columbia
20549-0102

please put
this letter and
copies of letters
and exhibits
TO IDACORP
for inclusion in
proxy my
IDACORP Shareholder
proposal for the
annual Meeting
of Shareholders
of IDACORP and
proxies of IDACORP
who will convene
as assembled
annual meeting
in Calendar Year
2003

Dear MR Dunn:

I'm very fatigued
as I write, laboriously
please find enclosed copy my
letter & exhibits to IDACORP Corp
Secretary MR Robert W. STAHMAN
and letters of transmittal - also via
CMRRR which I call to your
attention TOO!

I presume, you too, are having
a summery summer

Sincerely

John Jennings Crapo

I noticed copies(?) on
Been left on a long time
prior to my hike to it to
use it!

Encl.

JJC/jjc

JOHN JENNINGS CRAPO ("JOHN J. CRAPO. PRO SE")

My table of Contents

JJC/jjC

I Do this IN MIDST OF exceeding-INCONVENIENT TROUBLING AND threatening CIRCUMSTANCES.

John J. Crapo

#more#

ONE(01) OF Thirteen (13)

JOHN J. CRAPO. Pro Se

CVS PHARMACY
2 CENTER PLAZA, BOSTON, MA
PHARMACY: 523-3653 STORE: 523-1105

REG#11 TRAN#1307 CSHR#283222 STR#2256

1 MEN STICK A/P 3.0Z	2.79T
SUBTOTAL	2.79
MA 5.0% TAX	.14
TOTAL	2.93
CASH	20.00
CHANGE	17.07



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SAVE 50¢
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SCOTT®
TISSUE
1000 SHEETS THAT LAST AND LAST.
COMMON SENSE ON A ROLL.™
714482

NOT SUBJECT TO DOUBLING – REDEEM AT



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Item may not be available at all stores.

GROCER: KIMBERLY CLK P.O. BOX 880148, EL PASO, TX 88588-0148
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99-5400064124 8
(8100) 0 71448



MANUFACTURER CPN
EXPIRES 10/11/03
SAVE 50¢
ON (2) SINGLE ROLLS
SCOTT®
TISSUE
1000 SHEETS THAT LAST AND LAST.
COMMON SENSE ON A ROLL.™
John J. CRAPO Pro Se
714482

NOT SUBJECT TO DOUBLING – REDEEM AT

STAR MARKET Shaw's Supermarkets

Item may not be available at all stores.

GROCER: KIMBERLY CLK P.O. BOX 880148, EL PASO, TX 88588-0148
714482



99-5400064124 8
(8100) 0 71448

BY JOHN J. CRAPO PRO SE

[illegible] DINER
BOSTON, MA
617-268-5748

LOUISE

TBL 15/1 CHK 527
AUG 5'03 10:27AM

NUMBER

SUBTOTAL
TAX
TOTAL DUE

PLEASE PAY YOUR SERVER

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THREE (03) OF
Thirteen (13)
BY JOHN J. CRAPO, Pro Se



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Find your sea legs in Mystic

By FLORENCE TAMBONE
SPECIAL TO THE HERALD

MYSTIC, Conn. — The Mystic you might have visited as a kid is all grown up. In and around the town you now can find everything from first-rate spas to the incredible Mashantucket Pequot Museum to the Mohegan Sun and Foxwoods casinos.

WEEKENDER

Plus, there's Mystic Pizza, made famous by the movie of the same name, and Mystic Seaport, the attraction that started it all.

The area's marketing slogan — "Mystic & More" — pretty much tells the story.

Mystic has, of course, been a maritime destination for more than 300 years. More than 600 vessels were constructed along the Mystic River beginning in the 1600s. During the Great Depression, the great age of sail gave way to steamships and railroads, and wooden ships and boats were turned into firewood as the nation's seafaring traditions began to disappear.

In the 1920s, three Mystic residents signed papers incorporating the Marine Historical Association, now known as Mystic Seaport. The seaport is home to 1 million maritime photographs dating to 1840, 1.5 million feet of film, 1,120 maritime paintings and more than 500 historic sea vessels. There are also 2,000 model ships and thousands upon thousands of figureheads, tools, carvings and other items spanning hundreds of years of history of man and the sea.

Year-round the seaport offers a variety of special events, including Antique Vehicles in September and Nautical Nightmares and Chowderfest in October.

That Mystic has something for everyone is evident in a new exhibit that you and your four-legged friend (dogs are welcome here) can enjoy called "Sea Dogs! Great Tails of the Sea." The exhibit traces the life of a dog named Sinbad who joined the crew of the Coast Guard cutter Campbell on a winter night in 1937. Sailing the world many times, Sinbad became well-known across the North Atlantic. Special events in conjunction with the exhibit include demonstrations by real-life sea dogs.

Just a short walk from the seaport is a quaint restaurant that sits on the water's edge called Kitchen Little. Locals knew about this place for years, citing the best breakfasts in the area. But when Gourmet Magazine stumbled upon it, the only thing that remained little was the name. Tourists now flock to this delightful eatery.

A visit to the Mashantucket Pequot Museum in Mashantucket, about a 20-minute drive from Mystic (near the Foxwoods casino), teaches just how deeply American Indian culture is woven into this landscape. A visit to this 50-year-old museum will help you understand how quickly an entire culture can be destroyed, through racial prejudice, cultural differences or competing interests.

Start by viewing the brilliantly produced and emotionally moving half-hour film "The Witness." The film describes how in 1637, as many as 600 Pequots were massacred by colonists. Their village burned to the ground, and the remaining few survivors were systematically pursued, killed or captured.

The exhibits take visitors on an unforgettable journey through time back to the Ice Age. Descend a cool glacial crevasse and stand face-to-face with a giant mastodon. Listen to a pack of very lifelike wolves howl. Witness a caribou hunt so startlingly real that you will forget it took place 11,000 years ago.

Walk though one of the world's largest single indoor museum exhibits, a 500-year-old Indian village, populated by 51 realistic figures and a dozen wigwams portraying the sights, sounds and activities of daily life.

The museum's gallery area is devoted to changing displays of native arts and cultures, and the research library is filled with materials on all native peoples of the United States and Canada, and includes more than 40,000 titles.



PORT OF CALL: Mystic Seaport is home to 1 million maritime photographs dating to 1840 and more than 500 historic sea vessels.

Aug 2002

Other Mystic attractions include the Mystic Aquarium, home to sea creatures including beautiful white beluga whales and sea lions that perform shows. Try your luck at the slots and tables and catch first-rate entertainment acts at the Foxwoods and Mohegan Sun casinos, both about 20 minutes from Mystic.

Visitors can commune with nature at the Denison Pequotsepos Nature Center. Newly renovated indoor exhibits highlight the woodland, wetland and meadow habitats of Southeastern Connecticut. There are also live animal exhibits of frogs, turtles and snakes and more than 300 acres of trails to explore.

When it is time to kick back and relax for the night, the Mystic Marriott Hotel, with its famed Elizabeth Arden Red Door Spa in nearby Groton, is a very good choice. This is not just another Marriott. It's a $47 million property with scenic views of the Pohegnut Reservior, 285 elegantly decorated guestrooms with marble bathrooms and the award-winning Octagon Restaurant.

The hotel's Mystic Family Escape includes overnight accommodations and admission to Mystic Seaport and Mystic Aquarium for $239 per family (two adults and two kids) through Aug. 31. Call 860-444-2600 or go to www.waterfordhotelgroup.com.

If you prefer a quaint bed and breakfast, check out Another Second Penny Inn in Stonington, just minutes from Mystic. This 1710 Colonial B & B is loaded with warmth, charm and an abundance of amenities, including an outstanding five-course breakfast. Pets are welcome. Rates in season range from $108 to $185 per night. Off-season rates are $80 to $165 per night. Call 860-535-1710 or go to www.secondpenny.com.

For more information on Mystic, call 800-863-6569 (800-TO-ENJOY) or go to www.mysticmore.com.

BY JOHN J. CRAPO, Pro Se
FOUR(04) OF thirteen (13)



JOHN J. CRAPO PRO SE & PRO SE
Five(05) of
Thirteen(13)

* *

ALLSTON-BRIGHTON
LOAD701

Saturday August 09, 2003

BUNDLES OF 40

1-800-882-2024 (MASS)
1-800-225-2040 (OUTSIDE MASS)

DRIVER__________ LEAVE__________ RETURN__________

* *

Saturday August 09, 2003 T H E B O S T O N H E R A L D T01-000

DRIVER FREES
0 ROXBURY 02118000 000497010

PRODUCT	BUNDLE SIZE	PKG	COPIES	BUNDLES	ODDS
The Boston Herald	40	B	5	0	5

JOHN J. CRAPO. Pro Se
5/x/06/01" thirteen (13)

18:23:41.84   THE BOSTON GLOBE - DROP MANIFEST   PAGE: 1
8-AUG-2003   BOSTON ONLY   09-AUG-2003 AM RUN   [2283]:SE040MP06

DEALER	ROUTE NUMBER	TRIP-SEQ	CLSTR	----PRODUCT----------	IPC	TOTAL ORDER
STARBUCKS/GLOBE 627 TREMONT ST BOSTON	90391001	9390-0020	000	9-AUG-2003 BOSTON GLOBE	---	25
	90393001	9390-0020	000	9-AUG-2003 NEW YORK TIMES	---	12
						=======
						37

* CUSTOMER SERVICE   617-929-2226
* DELIVERY PLATFORM   617-929-2926


FEDERAL RESERVE NOTE
THE UNITED STATES OF AMERICA
CG04614256A
LINCOLN
FIVE DOLLARS

John J. CRAPO
Seven (07) OF thirteen (13)

J&T Mobil
273 East Berkeley
Boston, MA 02118
John J. CRAPO Pro Se

Daily Globe		0.50
Daily Herald		0.50
Med. Coffee		0.99T
	2 @ 0.50	1.00
Items	Subtotal	2.99
	Sales Tax	0.05
TOTAL		$3.04
	Cash	3.04
CHANGE DUE		0.00

257290e16s531t2 08/15/03 07:25:28

THANK YOU FOR
CHOOSING MOBIL

J&T MOBIL
273 EAST BERKELEY
BOSTON, MA 02118
617-542-5155

Sale
#XXXXXXXXXXXX6492
Auth # 833640
Inv # CLB8023
7749047
Date 08/17/03
J. TAMVAKOLOGOS
BOSTON, MA
Pump # 1 reg unlead
Gallons...... 3.059
Price/Gal...$ 1.659
Fuel Sale...$ 5.07

THANK YOU FOR
CHOOSING MOBIL

CVS PHARMACY
35 WHITE ST. CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. CRAPO Pro Se
REG#05 TRAN#7526 CSHR#300234 STR#717

1 OLAY CMP BW D 23.6	7.99T
SUBTOTAL	7.99
MA 5.0% TAX	.40
TOTAL	8.39
CASH	10.00
CHANGE	1.61

5071 7322 8759 6053

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TOTAL CNT	0.00
TOTAL AMT	$0.00

John J. CRAPO

CLERK 2	NO.000137
TIME 08:39	0002

2.50
NELSON
SO BOSTON SAT

THANK YOU



STAR MARKET PORTER SQUARE
DEBBI HEFFERNAN STORE MANAGER 617-492-5566
John J. CRAPO,
Monday August 18, 2003 12:17PM
Lane 6 Transaction ID 4646

Welcome Rewards Card Customer
Acct no. 44440823728 Pro Se

SERVICE DELI
TURKEY ENDS BU F
0.33lb @ 1.99/lb .66

SERVICE DELI Subtotal .66

GROCERY
KNOX GELATINE F
1 @ 2/3.00 1.50

GROCERY Subtotal 1.50

BAKERY
(2)BAGEL SHOP BAGEL F
2 @ .62 ea 1.24

BAKERY Subtotal 1.24

SUBTOTAL 3.40

TOTAL 3.40
CASH 5.00
CHANGE DUE 1.60

****
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EVERY TIME YOU SHOP AND SEE
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WWW.SHAWS.COM
****
"EXPERIENCE THE TASTE OF
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THANK YOU FOR SHOPPING AT SHAW'S
081803 12:17 41 6 04646

STAR MARKET PORTER SQUARE
DEBBI HEFFERNAN STORE MANAGER 617-492-5565
John J. CRAPO
Saturday August 16, 2003 01:29PM
Lane 6 Transaction ID 3633

Welcome Rewards Card Customer
Acct no. 44440823728 Pro Se

SERVICE DELI
(3)CHEESE ENDS F
0.15lb @ 1.99/lb .30
0.48lb @ 1.99/lb .96
0.10lb @ 1.99/lb .20

SERVICE DELI Subtotal 1.46

BAKERY
(2)BAGEL SHOP BAGEL F
2 @ .62 ea 1.24

BAKERY Subtotal 1.24

HEALTH AND BEAUTY
CREST REJUV LIQ T 2.89

HEALTH AND BEAUTY Subtotal 2.89

SUBTOTAL 5.59
SALES TAX 2.89 @ 5.000% [illegible]
TOTAL 5.7[illegible]

CASH 10.0[illegible]
CHANGE DUE 4.27

****
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EVERY TIME YOU SHOP AND SEE
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"EXPERIENCE THE TASTE OF
SHAW'S SIGNATURE BRAND"
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081603 13:29 45 6 03633

JOHN J. CRAPO - Pro Se
EIGHT (08) of ~~thirteen~~ (13)

AMRHEINS
SINCE 1890
RESTAURANT
80 WEST BROADWAY
SOUTH BOSTON, MA 02127 TEL 617-268-6189
We Deliver 4 to 10 pm Friday and Saturday

BOSTON HERALD WEDNESDAY, AUGUST 20, 2003

JOHN J. CRAPO, Pro Se

Treasurer asks for review of pension fund losses

Nine(09)(of) Thirteen (13)

By ELISABETH J. BEARDSLEY

State Treasurer Timothy P. Cahill has ordered a legal review of pension fund losses stemming from a company whose stocks were found to be deliberately inflated, and that had enjoyed heavy investments by Gov. Mitt Romney and his former company.

The review by four law firms could spark class-action lawsuits to recoup losses on the pension fund's $349,000 investment in California-based DDi Corp., which shrunk to $3,409 over the past two years, Cahill said.

"It's troubling," the Democratic treasurer said. "We want to be aggressive on it."

The debacle came to light in a Securities and Exchange Commission probe that charged Wall Street behemoth Lehman Brothers with inflating DDi's stock under pressure from its parent company, Bain Capital.

Bain bailed out of DDi in late 2000 and early 2001, with an apparent $36 million profit. Romney raked in $4.1 million from the May 2001 sale of his 182,436 shares of DDi stock, though it's unclear how much of that was profit on his investment.

Romney spokeswoman Shawn Feddeman claimed the governor had "no knowledge" of the deal, and noted Romney left Bain in 1999.

Feddeman had no comment about Cahill's probe.

Ten (10) of thirteen (13)

BY JOHN J. CRAPO, pro se

BOSTON HERALD SATURDAY, AUGUST 16, 2003

New Bedford targets drug house landlords

By ERIC CONVEY

New Bedford officials still stinging from last weekend's unsolved murder of a 14-year-old boy in a suspected drug house launched a crackdown yesterday on owners of rundown, high-crime buildings.

"Some of these properties have become a haven for criminal and illegal activity," Mayor Frederick M. Kalisz Jr. said. "Each of these properties has required constant attention from our police officers and inspectors."

As the mayor announced Operation Make Safe, city lawyers headed to court to begin proceedings to seize six multifamily properties unless they're cleaned up.

Building owners will be given a chance to "do the right thing," Kalisz said at a news conference yesterday. "If they choose not to accept their responsibility, they may very well lose their property."

One target is the 85-89 Purchase St. building, where young Patrick Murphy was found stabbed to death early Sunday morning.

"Our police officers have responded to calls for service at this property over 70 times," Kalisz said.

The rundown triple-decker, which neighbors described as a cesspool of criminal activity, was recently acquired by a Dorchester resident, the mayor's office said in a prepared statement. New owner Trumilla Hinnant could not be reached for comment yesterday.

An aide to Bristol District Attorney Paul Walsh Jr. said yesterday no big break had come in the probe into Murphy's murder.

Five other properties that have drawn significant police attention also were named in court filings yesterday. The city will ask the court to give the owners 14 days to show that they're taking care of security and safety problems.

If New Bedford's lawyers have their way, uncooperative landlords will be forced to surrender their properties to the city, which will then sell them as part of a program to create affordable housing.

None of the six landlords named by the city as flagrant violators of safety and health requirements could be reached for comment. In addition to Hinnant, they are Amy Crafts of Waltham, James M. Fitzgerald of Boston, Robert and Roberta Perreira of Rochester, John Van Rensalaer of New Bedford and Great Wall Properties, for which no address was given.

DPH probes Children's Hospital

By MICHAEL LASALANDRA

Children's Hospital of Boston is being investigated by state public health officials in a probe that a source said involves "serious clinical issues and problems."

The Department of Public Health confirmed that an investigation is under way, but spokeswoman Roseanne Pawelec said no details could be disclosed until the investigation is completed. "That could be weeks," she said.

A hospital spokeswoman said the investigation involves a single incident and said Children's is fully cooperating with the DPH.

Michelle Davis of Children's would not confirm or deny whether the investigation involves a pattern of problems in care at the renowned hospital. "Children's Hospital reported a patient care incident to DPH and has fully cooperated with their review of the incident," she said.

She said the hospital will issue a complete response to the DPH's report when its report is completed. The hospital has 10 days in which to prepare its response.

By law, the report — and the hospital's response — will be available to the public as soon as the 10-day period is over.

Under state law, hospitals are required to report any unexpected deaths or severe injuries.

Often, such investigations seek to uncover patterns of problems that have occurred and mandate corrective actions to prevent them from occurring again.

The hospital, which recently lost its ranking as the nation's top hospital for pediatrics by U.S. News and World Report, was the subject of a DPH investigation in 2000 in connection with the death of 13-month-old Taylor McCormack.

In that case, state health authorities cited Children's for not monitoring the baby more closely and said two residents should have called another senior doctor when they couldn't reach the attending surgeon who was responsible for the baby's care. A lawsuit is pending in the case of McCormack, who suffered fatal brain damage while waiting overnight for an operation to drain excess fluid from her skull.

ELEVEN(11) OF thirteen Pro Se
BY JOHN J. CRAPO
Can I get a Beep Beep?


U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
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OFFICIAL USE
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Total Postage & Fees $ 4.65
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7003 1010 0003 3508 2337
Sent To DR SOL FREEDMAN, MD,PHD
Street, Apt. No.; or PO Box No. 3 HAWTHORNE PL
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CVS PHARMACY

2 CENTER PLAZA, BOSTON, MA
PHARMACY: 523-3653 STORE: 523-1105

REG#01 TRAN#3113 CSHR#013535 STR#2256

1 POWERADE LEM/ 20 Z	1.19F
1 COMBO CHEZCRK 8.5Z	1.89F
2 ITEMS	
TOTAL	3.08
CASH	5.10
CHANGE	2.02



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08/13/03 07:53AM

Store USPS	Trans 5
Wkstn sys5002	Cashier KTY966
Cashier's Name	KAREN
Stock Unit Id	WINKAREN
PO Phone Number	617-876-5599
USPS #	2407980140

1. Pad Bag 6x10-RP	0.99
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Total	3.99
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Twelve(12)of ~~thirteen~~ Thirteen(13)
BY John J. Crapo. Pro Se
i'm very fatigued as I
Write

Nation's power brokers mobilize

By NOELLE STRAUB

WASHINGTON — Lawmakers launched investigations and promised to overhaul the nation's energy system in the wake of Thursday's blackout, but also blamed each other for the failure to pass an energy bill that might have made a difference.

"This incident now ensures that legislation will pass this year that mandates that all of the transmission grids in the United States are made as strong as the New England grid was on Thursday afternoon," said U.S. Rep. Edward Markey (D-Malden), noting that the region's system remained working despite failures elsewhere.

Markey, a member of the House Energy and Commerce Committee, said lawmakers generally agree on the need to upgrade the national power system's infrastructure. But he asserted that Congress failed to act on energy reforms last year because Republicans included drilling in the Arctic National Wildlife Refuge and other "anti-environmental" issues in the energy bill.

Sen. John Kerry (D-Mass.) and Rep. Dick Gephardt (D-Mo.), both 2004 presidential hopefuls, put out statements criticizing the Bush administration's energy policy.

"If it weren't for this administration's obsession with giveaways to their friends in the oil business, Congress likely would have passed an energy bill last year," Kerry's statement said.

But Bush said he has long been concerned about the issue and pushed Congress to pass a bill.

"I view it as a wake-up call," Bush said. "I've been concerned that our infrastructure and the delivery system is old and antiquated. And I think this is an indication of the fact that we need to modernize the electricity grid."

House Energy Committee Chairman Billy Tauzin (R-La.) immediately launched an investigation into the blackouts and promised a full hearing as soon as Congress returns from its August recess.

He said Energy Secretary Spencer Abraham, who was in Europe when the crisis hit and returned yesterday, will be invited to testify along with the governor and mayor of New York.

Both the House and Senate have passed energy bills this year but must work out their differences before producing a final bill.

Tauzin said his goal is to have a bill on Bush's desk before Thanksgiving.

CITY SLEEPS: Weary commuters, above, doze on the steps of the General Post Office in New York City early yesterday morning. Thursday's blackout disrupted commuter trains and other public transportation, stranding thousands in Manhattan. A darkened Big Apple skyline, right, greets yesterday's dawn.

AP PHOTOS



PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118 4/A 1AM

Bed No. 4039

Date 8/18

JOHN J CRAPO, Pro Se

MALDEN DISTRICT CO
89 Summer St.
Malden, MA 02148
1-781-322-7500

YOUR NEXT COURT DATE IS
IS FOR

Thirteen (13) of Thirteen (13)

Mr. John J. CRAPO, pro se
Homeless RTRD MA Civ Svce Employee
PO Box 400151
CAMBRIDGE MA 02140-0002
20 Aug 2003

Via certified mail
#7003 1010 0003
3508 0241
Return Receipt requested ("CMRRR")

please put this with my file you've been keeping for me.

Commonwealth of Massachusetts
Hon Trial Courts Department
District Courts - Cambridge Division
attn please Hon Clerk-Magistrate
Hon Mr Robert L. Moscow or Successor
as Clerk Magistrate pro temp.
PO Box 0338
02141-0338
J.W. McCormack US House Speaker Middlesex Cnty Court House holden at East Cambridge MA

Dear Mr Moscow

I found a place to sit it's dirty, sticky + grimy and has all the other traits of inconvenient, troubling & threatening circumstances. The climate control is not as good as I'd like. And I can't find good paper!

I call the copies of my letter to IDACORP complete with copies of exhibits to Mr Robert W. STAHMAN Esq via C.M. RRR and the others I've enumerated in the two & three to Mr. Stahman.

My clothes are dirty too. It was so hot & I wanted rest - so I lay down where I saw a place a grizzly didn't bother me but many birds of the air cruised about... above and about me more

P. two (02) of two (02) pp printed one side
John J. Crako to District Court reverse sides Blank
Camden DIVISION atty please to
Mr Moscow.
Someone put up a flag which is down 1/3rd
way.
I recall time old glory was lowered for
my USA President, then John F. Kennedy. Very
sad period of our life. It was a long time
ago I wanted my collegial fellow University
students to go with me to the United
Nations to meet with the League of
Arab States to hear their side of the
story of accomodating all the Jews
refugees from Europe --- just recent-
ly I've been reading a book - it emphasizes
the role of a German NAZI-elitist who
protested the mistreatment of Chinese
at NANKING by the imperial forces
of Germany's ally in Asia. Upwards
of 300,000 people in Nanking alone
were massacred. The man who baptized
me was a witness to the slaughter
of inhabitants of the ~~Capital~~ National
Capital of China. He'd been
minister to President Chiang Kai chek
his son, later president & later was
minister to Presidents Roosevelt and
Truman.

Sincerely
John J Crako, Homeless
Encl: now prose
JJC/jjc

John J. CRAPO
PO Box 400151
Cambridge MA
02140-0002

#8050 (last four)

Aug 20th 2003

Via Certified Mail
Return Rcpt requested
7002 2410 0006 3801
2141

re: MY Claim
re: my unlawfull termination from my job as Mental Health Social Worker
please include this in my file, too.

Hon State BD OF Retirement
chairperson State Treasurer
Hon Mr Timothy P. Cahill
John W. McCormack State Building
Beacon Hill
One Ashburton Pl.
Boston MA 02108-1607

Dear MR State Treasurer
MR CAHILL:

Enclosed which I call to your attention copy my letter + exhibits via certified mail return receipt requested to IDACORP. INC of 21 Aug 2003

If you have questions and or other comments please write them to me at my PO Box and if you wish to meet me please let me know that way.

CC I send via CMRRR to those enumerated on pp 2+3 of my letter to IDACORP

Sincerely

John J Crapo pro se
Homeless RTRD MA Civ Svce
Worker, etc

JJC/jjc #30II

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 12, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated October 7, 2003

The proposal recommends that IDACORP's proxy statement contain information described in the proposal regarding IDACORP's charitable donations program.

We are unable to concur in your view that IDACORP may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that the entire supporting statement may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the entire supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that IDACORP may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that IDACORP may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely

Grace K. Lee
Special Counsel